UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  November 21, 2016

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                                             Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: November 21, 2016	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: November 21, 2016
16-39-TR

Teck Signs Agreement to Acquire AQM Copper

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today that it has entered into a definitive agreement to acquire all of the issued and outstanding common shares of AQM Copper Inc. (TSXV: AQM) (“AQM”) not already owned by Teck and its affiliates by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia). Teck holds 42,258,545 shares of AQM, representing approximately 30% of AQM’s issued and outstanding common shares.

AQM's principal asset is a 30% indirect interest in the Zafranal copper-gold project located in southern Peru, approximately 70 kilometers north of Arequipa. Teck holds a 50% indirect interest in the Zafranal project.

Under the arrangement, AQM shareholders will receive CAD$0.23 in cash per AQM common share. The total cash consideration payable to AQM security holders (other than Teck, and including option holders and deferred share unitholders) is approximately CAD$25 million, implying a total equity value for AQM of CAD$35 million on a 100% fully-diluted basis.

The agreement provides for, among other things, a non-solicitation covenant on the part of AQM, subject to customary “fiduciary out” provisions that entitle AQM to consider and accept a superior proposal, a right in favour of Teck to amend its proposal to match any superior proposal and, in certain circumstances, the payment to Teck of a termination payment of CAD$1 million. Holders of approximately 18% of outstanding AQM shares, including all of AQM’s directors and officers, have agreed to vote in favour of the transaction. The AQM board is unanimously recommending that AQM security holders vote in favour of the transaction.

Closing of the transaction is subject to customary conditions, including approval by holders of AQM shares, options and deferred share units, and court and regulatory approvals. The transaction is expected to close in January 2017.

About The Zafranal Project
The Zafranal copper-gold project is owned by Compañia Minera Zafranal S.A.C. ("CMZ"), a joint venture company. Teck holds a 50% direct interest in CMZ and the remaining 50% direct interest is held by Minera AQM Copper Peru S.A.C. (“MAQM”), a Peruvian company. AQM holds a 60% direct interest in MAQM and Mitsubishi Materials Corporation (“MMC”) holds the remaining 40% interest in MAQM. AQM released the results of a prefeasibility report on the Zafranal copper-gold project on May 24, 2016.

On completion of the transaction Teck will hold an 80% interest in CMZ and MMC will hold the remaining 20% interest with an option to increase its interest up to 30%. Teck and MMC have agreed to restructure ownership of the Zafranal copper-gold project following the closing of the arrangement so that each party will hold its interest in CMZ directly or through wholly owned subsidiaries.
Forward-Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as "forward-looking statements"). The forward-looking statements in this news release relate to the expectation that the acquisition of AQM will close, as well as the timing of closing.
The forward-looking statements in this news release are based on certain expectations and assumptions regarding, among other things, receipt of AQM security holder, court and regulatory approvals and satisfaction of the other customary conditions precedent. Forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied in such forward-looking information. These risks, uncertainties and factors include, among others, that the arrangement is subject to the satisfaction of customary closing conditions, the approval of the AQM security holders, TSX Venture Exchange and the court.
Teck undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change, except as required by law.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com